

September 12, 2007

By U.S. mail and facsimile to (305) 228-8383

Mr. Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

> **RE:** **Lennar Corporation**
> **Form 10-K for the fiscal year ended November 30, 2006**
> **Filed February 8, 2007**
> **File No. 1-11749**

Dear Mr. Gross:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended November 30, 2006

Management's Discussion and Analysis, page 17

Outlook, page 17

1. You state you are experiencing slower sales (down 3% in 2006) and higher cancellations (29% in 2006) which have impacted most of your markets and, therefore, you are making greater use of sales incentives to generate sales in order

to build-out inventory, deliver your backlog and convert inventory into cash, which we note you have continued to do into 2007. Please address the following comments:

- Please clarify what is meant by sales being "down 3% in 2006." We note both homebuilding and consolidated revenues have increased 17% from 2005, and the number of deliveries also increased 17%.
- In future filings, please disclose your cancellation rate by segment.
- Please provide us with a comprehensive discussion of the types of sales incentives you utilize and how you are accounting for these incentives. If you are using any incentives other than a decrease in the sales price of the home, please provide us with an analysis of whether these incentives affect your revenue recognition under SFAS 66. To the extent that the use of discounts and incentives is more prevalent in certain markets than others, or that certain markets have seen more of a slow-down than others, please address this in MD&A.
- Please disclose in future filings the quantitative impact of sales incentives offered and taken on your financial statements for each period presented.

Critical Accounting Policies and Estimates, page 36

2. We note your discussion on page 37 regarding your evaluation of inventory for impairment during each reporting period in accordance with SFAS 144. It appears the majority of the inventory adjustments, land inventory valuation adjustments, and write-offs of deposits and pre-acquisition costs were recorded during the fourth quarter of fiscal 2006. However, it does not appear your third quarter 2006 Form 10-Q included the necessary disclosure that i) would alert readers to the possibility a future impairment was likely or warranted, and ii) is required pursuant to Item 303(a)(3) of Regulation S-K under the circumstances. In this regard, it appears the conditions that existed leading up to the decision to record such charges had been ongoing for several quarters and did not merely occur contemporaneously at the time these decisions were made. Therefore, we remind you to disclose any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on net sales or income from continuing operations prior to the actual announcement of the charge. Lastly, we do note your statement on page 8 in the Form 10-Q for the period ending May 31, 2007, or the second quarter of fiscal 2007, that "Further deterioration in the homebuilding market may cause additional pricing pressures that may lead to additional valuation adjustments in the future. In addition, market conditions may cause the Company to re-evaluate its strategy regarding certain assets that could result in the write-off of option deposits and pre-acquisition costs due to the abandonment of those option contracts." However, we do not believe including such boilerplate-type disclosure is sufficient for the purposes of Item 303 of Regulation S-K and SEC Release No. 33-8350. As it does not appear the

deterioration in the homebuilding market will alleviate in the near future, please ensure your disclosures regarding such material charges are as specific and detailed as reasonably practicable.

3. Given the significance of the impairments recorded as of the end of November 30, 2006, and continuing into the two quarters of fiscal 2007, please revise your critical accounting policies and estimates in future filings to provide a detailed description of your SFAS 144 impairment analysis. In this regard:

- Please expand your disclosures to describe the steps that you perform to review each component of your land related assets for recoverability. Please address for us supplementally whether you had any materially significant communities for which estimated future undiscounted cash flows were close to their carrying value. If so, please tell us what consideration you have given to providing investors with an understanding of the risk associated with potential future impairments of these communities.
- Discuss how you determined the amount of the impairments and write-offs related to each inventory component and region that was necessary. Please explain the main assumptions you used in this determination, as well as your basis for these assumptions. In addition, please provide a sensitivity analysis showing the effect of a 1% change in each significant assumption**.**
- Address the determining factors you have identified to assess the appropriateness of moving forward with land development and costs for future development or to write-off the related amounts previously capitalized.

Please provide these expanded disclosures in your future filings and show us in your response what any future disclosure revisions will look like.

4. In your Forms 10-Q for the first and second quarters of fiscal 2007, we note you have recorded certain "valuation adjustments to investments in unconsolidated entities", in the amounts of $2.6 million and $11.6 million for each of the quarters ended February 28, 2007, and May 31, 2007, respectively. However, these adjustments do not appear to be related to your SFAS 144 impairment analysis of such investments, as you have recorded separate charges for those adjustments. Please tell us and disclose in future filings the nature of these adjustments. It also does not appear that such amounts were recorded for the year ended November 30, 2006. Please advise. If so, tell us how you determined that such an adjustment was not warranted at that date.

Sub-prime Lending

5. Based on your disclosures, it is not clear to us if you have interests in what are commonly referred to as "sub-prime" residential mortgages. Although there may be differing definitions of sub-prime residential mortgage loans, they are sometimes recognized to be loans that have one or more of the following features:

- A rate above prime to borrowers who do not qualify for prime rate loans;
- Borrowers with low credit ratings (FICO scores);
- Interest-only or negative amortizing loans;
- Unconventionally high initial loan-to-value ratios;
- Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;
- Borrowers with less than conventional documentation of their income and/or net assets;
- Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or;
- Including substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Based on your current public disclosures, it is possible that more clarity about your exposure to sub-prime loans could be helpful. Please explain to us how you specifically define sub-prime loans in practice, if at all. Please consider the above definition, in general, as part of your response. Please help us understand the potential materiality of your exposure to sub-prime loans. In addition, please help us understand the potential impact of the current environment related to sub-prime lending on the underlying operations and cash flows of your financial services segment and your homebuilding segments. If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from sub-prime lending, is remote, please explain. If it is reasonably possible, please tell us what future disclosures you will include to provide a clear understanding of your potential exposure.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief